Via Facsimile and U.S. Mail
Mail Stop 6010

August 23, 2007

**Ms. Julie A. McGraw**
**Vice President and Chief Financial Officer**
**National Interstate Corporation**
**350 Interstate Drive**
**Richfield, Ohio   44286-9000**

**Re:     National Interstate Corporation**
         **Form 10-K for Fiscal Year Ended December 31, 2006**
         **Filed on March 14, 2007**
         **File No. 000-51130**

Dear Ms. McGraw:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                            Sincerely,


                                            Joel Parker
                                            Accounting Branch Chief